Yukon-Nevada Gold Corp. Drills 26.23 m Grading 11.45 g/t Au at Jerritt Canyon, Nevada

Vancouver, BC – August 2, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce assay results from its ongoing 2012 underground drilling program at the Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA, Inc., (“Queenstake”) a wholly-owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

HIGHLIGHTS

  SMI-LX-787 intersected 3.66 meters at 26.13 g/t

  SMI-LX-796 intersected 9.45 meters at 5.28 g/t

  SMI-LX-813 intersected 10.67 meters at 6.31 g/t

  SMI-LX-814 intersected 26.23 meters at 11.45 g/t

  SMI-LX-815 intersected 16.77 meters at 5.62 g/t

Thirty seven diamond core drill holes (SMI-LX-783 thru LX-819) totaling 31,668 ft. (9,659 m) have been completed at the Smith Mine during the period November 1, 2011 to July 31, 2012. Twenty-nine drill holes totaling 23,081 ft. (7,040 m) are categorized as exploration drilling while the remaining eight drill holes constitute resource conversion drilling.

Todd Johnson, VP Exploration for YNG, states that, “Resource conversion and exploration drilling is integral to support mine planning and development. The excellent assay results reported here continue to demonstrate the opportunities to discover and delineate additional mineralization both proximal to and within existing mine(s) infrastructure in support of short and long term mine production goals.”

William Hofer, Chief Geologist for Jerritt Canyon, states, “The Zone 5 resource conversion drilling presented an excellent opportunity to quickly convert approximately 20,000 ounces of gold to a reserve classification. The initial excellent assay results give confidence that this drilling could result in reserve development exceeding that of the resource estimate. These ounces are proximal to existing underground development and are relatively near to the Smith Mine portal which will contribute to efficient production to be scheduled for the second half of 2013.”

Resource Conversion

Zone 3:
SMI-LX-783 was the final resource conversion hole drilled in 2011. This drill hole intended to test for mineralization along the southeasterly strike of the Zone 3 mineralized trend. SMI-LX-783 was designed to further off-set mineralization intersected in earlier drill holes SMI-LX-750 through SMI-LX-752 whose results were reported in previous YNG news releases dated January 24, 2011 and September 7, 2010.

Significant assay results from SMI-LX-783 are highlighted by 18.0 ft. (5.49 m) assaying 0.151 opt (5.18 g/t). All significant assay results, for SMI-LX-783, are listed in Table 1.

Table 1. Significant 2011 Drill Hole Assay Results from Zone 3.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-783	391.0 ft 119.25 m	403.0 ft 122.91 m	12.0 ft 3.66 m	0.152 opt 5.21 g/t
SMI-LX-783	798.0 ft 243.39 m	809.0 ft 246.74 m	11.0 ft 3.35 m	0.103 opt 3.53 g/t
SMI-LX-783	1000.0 ft 305.00 m	1018.0 ft 310.49 m	18.0 ft 5.49 m	0.151 opt 5.18 g/t
SMI-LX-783	1038.0 ft 316.59 m	1054.0 ft 321.47 m	16.0 ft. 4.88 m	0.147 opt 5.04 g/t

Zone 5:
A hiatus in resource conversion drilling occurred during the period December 2011 through April 2012 as a result of logistics related to mine production. In May a drill platform became available in Zone 5 and resource conversion drilling recommenced. A planned fourteen drill hole program was initiated targeting the conversion of inferred and indicated resources (as documented in the April 27, 2012 NI 43-101 located on the YNG website here: http://www.yukon-nevadagold.com/s/TechnicalReports.asp) totaling approximately 20,000 ounces of gold.

To date seven drill holes have been completed (SMI-LX-813 through SMI-LX-819) and assay results have been received from the first three drill holes. Significant assay results are listed in Table 2 and highlighted by drill hole number SMI-LX-814 that encountered 86.0 ft. (26.23 m) assaying 0.334 opt (11.45 g/t) and drill hole number SMI-LX-815 that encountered 55.0 ft. (16.77 m) assaying 0.164 opt (5.62 g/t).

Table 2. Significant 2012 Drill Hole Assay Results from Zone 5.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-813	329.0 ft 100.34 m	342.0 ft 104.31 m	13.0 ft 3.96 m	0.136 opt 4.66 g/t
SMI-LX-813	380.0 ft 115.90 m	390.0 ft 118.95 m	10.0 ft 3.05 m	0.105 opt 3.60 g/t
SMI-LX-813	447.0 ft 136.33 m	508.0 ft 154.94 m	61.0 ft 18.60 m	0.120 opt 4.12 g/t
SMI-LX-813	523.0 ft 159.51 m	559.0 ft 170.49 m	36.0 ft. 10.98 m	0.110 opt 3.77 g/t
SMI-LX-813	664.0 ft 202.52 m	699.0 ft 213.19	35.0 ft 10.67 m	0.184 opt 6.31 g/t

SMI-LX-813	749.0 ft 228.44 m	759.0 ft 231.49 m	10.0 ft 3.05 m	0.179 opt 6.14 g/t
SMI-LX-814	377.0 ft 114.98 m	437.0 ft 133.28 m	60.0 ft 18.30 m	0.193 opt 6.62 g/t
includes	377.0 ft 114.98 m	427.0 ft 130.23 m	50.0 ft 15.25 m	0.217 opt 7.44 g/t
SMI-LX-814	847.0 ft 258.33 m	933.0 ft 284.56 m	86.0 ft 26.23 m	0.334 opt 11.45 g/t
SMI-LX-815	342.0 ft 104.31 m	397.0 ft 121.08 m	55.0 ft 16.77 m	0.164 opt 5.62 g/t
includes	342.0 ft 104.31 m	372.0 ft 113.46 m	30.0 ft 9.15 m	0.241 opt 8.26 g/t
SMI-LX-815	641.0 ft 195.50 m	673.0 ft 205.26 m	32.0 ft 9.76 m	0.183 opt 6.28 g/t
includes	641.0 ft 195.50 m	653.0 ft 199.16 m	12.0 ft 3.66 m	0.373 opt 12.79 g/t
SMI-LX-815	778.0 ft 237.29 m	808.0 ft 246.44 m	30.0 ft 9.15 m	0.265 opt 9.09 g/t
includes	783.0 ft 238.81 m	803.0 ft 244.91 m	20.0 ft 6.10 m	0.354 opt 12.14 g/t
SMI-LX-815	865.0 ft 263.82 m	885.0 ft 269.92 m	20.0 ft 6.10 m	0.097 opt 3.33 g/t
includes	865.0 ft 263.82 m	875.0 ft 266.87 m	10.0 ft 3.05 m	0.124 opt 4.25 g/t
Note: assays pending for drill holes SMI-LX-816 & SMI-LX-817; samples pending for drill holes SMI-LX-818 & SMI-LX-819; drilling in progress for drill hole SMI-LX-820.

Exploration
Zone 4:
During the period December 2011 through April 2012 an exploration drill program was conducted targeting a 1,200 ft. (366 m) X 1,000 ft. (305 m) area lying between mining zones 3 & 4. This area is essentially void of historic drill holes. The program was designed to test for mineralization occurring along potential sympathetic structures parallel to those structures controlling the mineralization in Zones 3 and 4.

Twenty-nine drill holes (SMI-LX-784 through SMI-LX- 812) totaling 23,081 ft. (7,040 m) have been completed. Fourteen drill holes (SMI-LX-784 through SMI-LX-797) have been sampled and assayed. Sampling is pending for the remaining drill holes as priority has been placed upon sampling Zone 5 resource conversion drill core.

Significant assay results received to date from Zone 4 are listed in Table 3 and highlighted by drill hole numbers SMI-LX-787 that encountered 12.0 ft. (3.66 m) assaying 0.762 opt (26.13 g/t), and SMI-LX-796 31.0 ft. (9.45 m) assaying 0.154 opt (5.28 g/t).

Table 3. Significant 2012 Drill Hole Assay Results from Zone 4.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-784	392.0 ft 119.56 m	418.0 ft 127.49 m	26.0 ft 7.93 m	0.104 opt 3.57 g/t
SMI-LX-786	281.0 ft 85.70 m	291.0 ft 88.75 m	10.0 ft 3.05 m	0.144 opt 4.94 g/t
SMI-LX-787	452.0 ft 137.86 m	462.0 ft 140.91 m	10.0 ft 3.05 m	0.346 opt 11.87 g/t
SMI-LX-787	512.0 ft 156.16 m	524.0 ft 159.82 m	12.0 ft. 3.66 m	0.762 opt 26.13 g/t
includes	519.0 ft 158.29 m	524.0 ft 159.82	5.0 ft 1.52 m	1.420 opt 48.70 g/t
SMI-LX-790	217.0 ft 66.18 m	227.0 ft 69.23 m	10.0 ft 3.05 m	0.101 opt 3.46 g/t
SMI-LX-790	352.0 ft 107.36 m	362.0 ft 110.41 m	10.0 ft 3.05 m	0.104 opt 3.57 g/t
SMI-LX-794	260.0 ft 79.30 m	275.0 ft 83.87 m	15.0 ft 4.57 m	0.116 opt 3.98 g/t
SMI-LX-796	347.0 ft 105.83 m	378.0 ft 115.29 m	31.0 ft 9.45 m	0.154 opt 5.28 g/t
Note: drill holes SMI-LX-785, SMI-LX-791, SMI-LX-792, SMI-LX-795, & SMI-LX-797 contained no significant mineralization; sampling is pending for drill holes SMI-LX-798 through SMI-LX-812.

Cross sectional and plan view maps illustrating the drilling and significant assay results for Zones 3, 4, & 5, reported upon in this news release, can be found on the Company website here at http://www.yukon-nevadagold.com/i/pdf/Smith_Mine_2012_UG_maps.pdf.

A table summarizing all of the assay results received to date, and reported upon in this news release, can be found on the Company website here at http://www.yukon-nevadagold.com/i/pdf/Smith_Mine_2012_UG_drill_assay_results.pdf.

Assaying of all samples from the 2011 surface drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.